SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ______________________



                                  SCHEDULE 13D
                                 (RULE 13D-101)
                                (AMENDMENT NO. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                           SEABULK INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    81169P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Nautilus Acquisition, L.P.
               c/o Credit Suisse First Boston Private Equity, Inc.
                              Eleven Madison Avenue
                            New York, New York 10010
                              Attention: Ivy Dodes

                           Credit Suisse First Boston,
               on behalf of the investment banking business of the
                    Credit Suisse First Boston business unit
                              Eleven Madison Avenue
                            New York, New York 10010
                              Attention: Ivy Dodes

--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                October 12, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          NAUTILUS ACQUISITION, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          00 - CONTRIBUTIONS FROM PARTNERS
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
NUMBER OF
SHARES                                               SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------


                                       2

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          NAUTILUS INTERMEDIARY, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          00 - CONTRIBUTIONS FROM PARTNERS
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
NUMBER OF
SHARES                                               SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------


                                       3

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          NAUTILUS AIV, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          00 - CONTRIBUTIONS FROM PARTNERS
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
NUMBER OF
SHARES                                               SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------


                                       4

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          NAUTILUS GP, LLC
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
NUMBER OF
SHARES                                               SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------- -------------------------------------------------------------------------------------------------------------


                                       5

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
NUMBER OF
SHARES                                               SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- -------------------------------------------------------------------------------------------------------------


                                       6

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          MERKUR-NAUTILUS HOLDINGS, LLC
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
NUMBER OF
SHARES                                               SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- -------------------------------------------------------------------------------------------------------------


                                       7

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          TURNHAM-NAUTILUS HOLDINGS, LLC
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
NUMBER OF
SHARES                                               SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- -------------------------------------------------------------------------------------------------------------


                                       8

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          MARTIN MERKUR
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
NUMBER OF
SHARES                                               SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- -------------------------------------------------------------------------------------------------------------


                                       9

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          ROBERT C. TURNHAM, JR.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
NUMBER OF
SHARES                                               SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- -------------------------------------------------------------------------------------------------------------


                                       10

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          W.M. CRAIG
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
NUMBER OF
SHARES                                               SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- -------------------------------------------------------------------------------------------------------------


                                       11

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CREDIT SUISSE FIRST BOSTON SOLELY ON BEHALF OF THE INVESTMENT BANKING
          BUSINESS OF THE CREDIT SUISSE FIRST BOSTON BUSINESS UNIT
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          00 - CONTRIBUTIONS FROM PARTNERS
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
NUMBER OF
SHARES                                               SEE ITEM 5
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     SEE ITEM 5
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          SEE ITEM 5
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          BK, HC, OO
--------- -------------------------------------------------------------------------------------------------------------

           This Amendment No. 2 amends and supplements the statement on Schedule 13D dated July 15, 2002, as amended by Amendment No. 1, dated September 16, 2002, ("Amendment No. 1") filed by (1) Nautilus Acquisition, L.P., a Delaware limited partnership; (2) Nautilus Intermediary, L.P., a Delaware limited partnership; (3) Nautilus AIV, L.P.; (4) Nautilus GP, LLC, a Delaware limited liability company; (5) Credit Suisse First Boston Private Equity, Inc.; (6) W.M. Craig; (7) Jonathan Dean; (8) Kenneth V. Huseman and (9) Credit Suisse First Boston, a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business of the Credit Suisse First Boston business unit. This Amendment is being filed by each of the Reporting Persons, as defined in Item 2 below. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in Amendment No. 1 to this statement on Schedule 13D.

ITEM 2.    IDENTITY AND BACKGROUND.

           This statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Nautilus Acquisition, L.P., a Delaware limited partnership ("Nautilus"); (2) Nautilus Intermediary, L.P., a Delaware limited partnership ("Nautilus Intermediary"); (3) Nautilus AIV, L.P. ("Nautilus AIV"); (4) Nautilus GP, LLC, a Delaware limited liability company ("Nautilus Special GP"); (5) Credit Suisse First Boston Private Equity, Inc. ("CSFBPE" and, together with Nautilus, Nautilus Intermediary, Nautilus AIV and Nautilus Special GP, the "Nautilus Entities"); (6) Merkur-Nautilus Holdings, LLC, a Delaware limited liability company ("Merkur-Nautilus"); (7) Turnham-Nautilus Holdings, LLC, a Delaware limited liability company ("Turnham-Nautilus"); (8) Martin Merkur ("Merkur"); (9) Robert C. Turnham, Jr. ("Turnham"); (10) W.M. Craig ("Craig") and (11) Credit Suisse First Boston, a Swiss bank (the "Bank"), on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business excluding Asset Management (as defined below) (the "CSFB Entities") of the Credit Suisse First Boston business unit.

           Nautilus is a Delaware limited partnership which was formed to purchase securities of the Company. Nautilus Intermediary is the general partner of Nautilus.

           Nautilus Intermediary is a Delaware limited partnership which was formed to be the general partner of Nautilus. Nautilus AIV is the general partner of Nautilus Intermediary.

           Nautilus AIV is a Delaware limited partnership which was formed as an alternative investment vehicle for certain limited partners of DLJ Merchant Banking Partners III, L.P. ("Partners III"). Nautilus Special GP is the managing general partner of Nautilus AIV and will have exclusive management rights and decision making authority (including voting and dispositive power) with respect to the investment in the Company. The members of Nautilus Special GP are Merkur-Nautilus, Turnham-Nautilus, Craig and CSFBPE. DLJ Merchant Banking III, L.P. ("MBP III LP"), is also a general partner of Nautilus AIV, however, it does not have any decision making authority (including voting and dispositive power) with respect to the investment in the Company.

           CSFBPE is a Delaware corporation. CSFBPE's principal business is as a holding company of private equity businesses for Credit Suisse First Boston. The address of the principal business and office of CSFBPE is Eleven Madison Avenue, New York, New York 10010.

           Merkur-Nautilus is a Delaware limited liability company. Merkur-Nautilus's principal business is to serve as a member of Nautilus Special GP. Merkur is the sole member of Merkur-Nautilus. Merkur is a citizen of the United States and is a director and Senior Vice President of Merchandising for Fortunoff. The business address of Merkur-Nautilus and the address of Merkur is 2188 Clover Court, East Meadow, New York 11554. Merkur-Nautilus and Merkur each disclaim any beneficial ownership of the securities to which this statement relates.

           Turnham-Nautilus is a Delaware limited liability company. Turnham-Nautilus's principal business is to serve as a member of Nautilus Special GP. Turnham is the sole member of Turnham-Nautilus. Turnham is a citizen of the United States and is President of Goodrich Petroleum Corporation. The business address of Turnham-Nautilus and the address of Turnham is 808 Travis Street, Suite 1320, Houston, Texas 77002. Turnham-Nautilus and Turnham each disclaim any beneficial ownership of the securities to which this statement relates.

           Craig is a citizen of the United States and is retired. His address is 1716 NW Farewell Drive, Bend, OR. Craig disclaims any beneficial ownership of the securities to which this statement relates.

           Partners III is a Delaware limited partnership which makes investments for long term appreciation. MBP III LP is the Associate General Partner of Partners III and DLJ Merchant Banking III, Inc., a Delaware corporation ("MPIII Inc."), is the Managing General Partner of Partners III.

           The address of the principal business and office of each of the Nautilus Entities is c/o Credit Suisse First Boston Private Equity, Inc., Eleven Madison Avenue, New York, New York 10010.

           While the CSFB Entities, including Partners III, MBP III LP, MPIII Inc. and the entities listed below, disclaim beneficial ownership of the securities to which this statement relates, as a result of the relationship of the CSFB Entities to, and the pecuniary interest of the CSFB Entities in, Partners III, Nautilus AIV and CSFBPE as described in this statement, such entities may be deemed to beneficially own the securities to which this statement relates.

           CSFBPE, is the sole stockholder of MPIII Inc. Credit Suisse First Boston (USA), Inc., a Delaware corporation and holding company ("CSFB-USA"), is the sole stockholder of CSFBPE. The address of the principal business and office of CSFB-USA is Eleven Madison Avenue, New York, New York 10010. In addition, CSFB-USA is the sole member of Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company and a registered broker dealer. CSFB LLC is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFB shall be deemed to refer to CSFB LLC. The address of the principal business and office of CSFBC is Eleven Madison Avenue, New York, New York 10010.

           Credit Suisse First Boston, Inc., a Delaware corporation ("CSFBI"), owns all of the voting stock of CSFB-USA. The address of the principal business and office of CSFBI is Eleven Madison Avenue, New York, New York 10010. The Bank owns directly a majority of the voting stock and all of the non-voting stock of CSFBI.

           In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being filed by the Bank on behalf of the CSFB Entities of the Credit Suisse First Boston business unit excluding Asset Management (as defined below) (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The CSFB Entities provide financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland.

           Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG"), a global financial services company, comprised of the CSFB business unit, the Credit Suisse business unit (the "Credit Suisse business unit") and the Winterthur business unit (the "Winterthur business unit"), is the parent company of the Bank, and the direct owner of the remainder of the voting stock of CSFBI. The Credit Suisse business unit offers global private banking and corporate and retail banking services in Switzerland. The Winterthur business unit provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

           CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the other CSFB Entities. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own securities of the Company, and such securities are not reported in this statement. CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Nautilus Entities and the CSFB Entities. Each of Asset Management, the Credit Suisse business unit and the Winterthur business unit disclaims beneficial ownership of shares of Common Stock beneficially owned by the Nautilus Entities, the CSFB Entities and the Bank. The Nautilus Entities, the CSFB Entities and the Bank disclaim beneficial ownership of shares of Common Stock beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit.

           The name, business address, citizenship and title of each executive officer or director of MPIII, Inc., CSFBPE, CSFB-USA, CSFBC and the CSFB Entities that are corporations are set forth in Schedules A-1 through A-6 attached hereto, each of which is incorporated by reference.

           Except as otherwise provided herein, during the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on the schedules hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

           On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA was then the sole stockholder of CSFBC.

           CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

           Under the terms of the coordinated settlement:

               o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

               o CSFBC has adopted and is implementing revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations, and enhanced supervisory procedures, which may include the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

           In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records. The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

           Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

           On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC's violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

           On October 31, 2003, the U.S. District Court for the Southern District of New York (the "SDNY") approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the "Global Settlement"). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved an SEC complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC's complaint also alleged that CSFB LLC engaged in inappropriate "spinning" of "hot" IPO allocations in violation of New York Stock Exchange ("NYSE") and NASDR rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC's books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Conduct Rules 2110 and 3110.

           Under the terms of the Global Settlement:

               o CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

               o CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts' involvement in investment banking "pitches" and "roadshows," (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB's customers and (iv) make its analysts' historical price targets (among other things) publicly available.

               o CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Conduct Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440,
                    472, and 476.

           Other Wall Street firms were subject to similar requirements.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a)-(b) Each Reporting Person and C/R Purchasers together with C/R Marine GP Corp., the general partner of each of the C/R Purchasers ("C/R Marine GP" and, together with the C/R Purchasers, the "C/R Entities") beneficially own the following:

                                               NUMBER OF SHARES OF   TOTAL NUMBER OF         % OF EQUITY
                                                  COMMON STOCK       SHARES OF COMMON          OWNERSHIP
                                 NUMBER OF          ISSUABLE         STOCK (ASSUMING          (ASSUMING
                                 SHARES OF      UPON EXERCISE OF       EXERCISE OF            EXERCISE OF
      NAME                      COMMON STOCK       WARRANTS             WARRANTS)             WARRANTS)
      ----                      ------------       --------             ---------             ---------
Nautilus Entities (1)           11,737,830           82,365             11,820,195               50.1%
CSFB Entities (2)                      --             1,411                     --                n/a
C/R U.S.(3)                     1,210,368            11,665             1,222,033                 5.2%
C/R Int'l(3)                    3,731,143            35,961             3,767,104                16.2%
C/R Coinvestment(3)               509,293             4,909               514,202                 2.2%
C/R Coinvestment II(3)            365,845             3,526               369,371                 1.6%
C/R Marine GP(4)                5,816,649            56,061             5,872,710                25.2%

_________________

     (1) Each of the Nautilus Entities have shared voting and dispositive power with respect to the shares of Common Stock held by Nautilus. However, the partnership agreements of each of Nautilus, Nautilus Intermediary, and Nautilus AIV grants, directly or indirectly, the ultimate voting and dispositive power with respect to the shares of Common Stock held by Nautilus to Nautilus Special GP. While the CSFB Entities, including Partners III, MBP III LP, MPIII Inc. and the entities listed below, disclaim beneficial ownership of the securities to which this statement relates, as a result of the relationship of the CSFB Entities to, and the pecuniary interest of the CSFB Entities in, Partners III, Nautilus AIV and CSFBPE, as described in Item 2 above, under the Exchange Act such entities may be deemed to beneficially own the securities to which this statement relates. CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the other CSFB Entities. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own shares of Common Stock and such securities are not reported in this statement. CSG disclaims beneficial ownership of the securities to which this statement relates that are beneficially owned by its direct and indirect subsidiaries, including the Nautilus Entities and the CSFB Entities. Each of Asset Management, the Credit Suisse business unit and the Winterthur business unit disclaim beneficial ownership of the securities to which this statement relates that are beneficially owned by the Bank and the other CSFB Entities. The Nautilus Entities and the CSFB Entities disclaim beneficial ownership of shares of Common Stock beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit. Due to their interest in Nautilus Special GP, Merkur-Nautilus, Turnham-Nautilus and Craig may be deemed to beneficially own the shares of Common Stock and Warrants held by Nautilus. Due to their interests in Merkur-Nautilus and Turnham Nautilus, respectively, Merkur and Turnham may be deemed to beneficially own the shares of Common Stock and Warrants held by Nautilus. Merkur-Nautilus, Turnham-Nautilus, Merkur, Turnham and Craig disclaim beneficial ownership of such shares of Common Stock and Warrants held by Nautilus. The Reporting Persons may be considered a group together with the C/R Entities and therefore be deemed to beneficially own the shares beneficially owned by the C/R Entities, but no Reporting Person affirms the existence of any such group. The Reporting Persons disclaim any such beneficial ownership.

     (2) These numbers represent warrants held by CSFB LLC. The Nautilus Entities and the Reporitng Persons disclaim beneficial ownership of such warrants and the shares of Common Stock issuable upon the exercise of such warrants owned by CSFB LLC.

     (3)The following information has been obtained from the C/R Entities: Each of the C/R Purchasers has shared power to dispose or direct the disposition of the shares of Common Stock and Warrants which it would hold directly or the shares of Common Stock issuable upon exercise of such Warrants. Each of the C/R Purchasers has shared power to vote or direct the vote of such shares of Common Stock, but does not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants. The C/R Entities may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group. Each of the C/R Entities disclaims beneficial ownership of any shares of Common Stock owned by any C/R Purchaser.

     (4) The following information has been obtained from the C/R Entities: C/R Marine GP is the sole general partner of each of the C/R Purchasers and exercises investment discretion and control over the shares of Common Stock held by each of the C/R Purchasers. Hence, in such capacity, C/R Marine GP may be deemed to have power to dispose and direct the disposition of the shares of Common Stock and Warrants that each of the C/R Purchasers would hold, and shares of Common Stock which each of the C/R Purchasers would hold upon exercise of such Warrants. William E. Conway, Jr., Daniel A. D'Aniello, David M. Rubenstein, Pierre F. Lapeyre, Jr., David M. Leuschen and Jim H. Derryberry, as the sole stockholders of C/R Marine GP, may be deemed to share beneficial ownership of the shares shown as beneficially owned by the C/R Entities. Such persons disclaim any such beneficial ownership.

           All calculations made herein are made in accordance with Rule 13d-3(d), promulgated under the Securities Exchange Act of 1934, as amended, and based on the shares of Common Stock outstanding as of March 10, 2004, as reported by the Company in its proxy statement, filed as of April 13, 2004.

           (c) None of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

           (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by Nautilus and beneficially owned as described in paragraphs (a) and (b) above is governed by the organizational documents of each such entity, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

           (e) Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The following exhibit is filed herewith:

           Exhibit 6: Joint Filing Agreement, dated as of October 12, 2004.

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2004

                                            NAUTILUS ACQUISITION, L.P.

                                            By:   Nautilus Intermediary, L.P.,
                                                  its General Partner

                                            By:   /s/ Michael S. Isikow
                                                  ------------------------------
                                                  Name:  Michael S. Isikow
                                                  Title: Vice President

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2004

                                               NAUTILUS INTERMEDIARY, L.P.


                                               By:  /s/ Michael S. Isikow
                                                    ----------------------------
                                                    Name:  Michael S. Isikow
                                                    Title: Vice President

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2004

                                      NAUTILUS AIV, LP

                                      By: Nautilus GP, LLC, its general partner


                                      By:      /s/ Michael S. Isikow
                                              ----------------------------------
                                      Name:   Michael S. Isikow
                                      Title:  Vice President

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2004

                                             NAUTILUS GP, LLC


                                             By:  /s/ Michael S. Isikow
                                                  ------------------------------
                                                  Name:   Michael S. Isikow
                                                  Title:  Vice President

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2004

                                             CREDIT SUISSE FIRST BOSTON
                                             INVESTMENT BANKING BUSINESS OF
                                             THE CREDIT SUISSE FIRST BOSTON
                                             BUSINESS UNIT


                                             By: /s/ Ivy B. Dodes
                                                 -------------------------------
                                                 Name:   Ivy B. Dodes
                                                 Title:  Managing Director

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2004

                                             CREDIT SUISSE FIRST BOSTON
                                             PRIVATE EQUITY, INC.


                                             By:  /s/ Ivy B. Dodes
                                                  ------------------------------
                                                  Name:   Ivy B. Dodes
                                                  Title:  Vice President

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2004

                                            MERKUR-NAUTILUS HOLDINGS, LLC


                                            By:  /s/ Martin Merkur
                                                 -------------------------------
                                                 Name:  Martin Merkur
                                                 Title: Member

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2004

                                             TURNHAM-NAUTILUS HOLDINGS, LLC


                                             By:  /s/ Robert C. Turnham, Jr.
                                                  ------------------------------
                                                  Name:  Robert C. Turnham, Jr.
                                                  Title: Member

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2004



                                                     By:  /s/ Martin Merkur
                                                          ----------------------
                                                          Martin Merkur

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2004



                                                By:   /s/ Robert C. Turnham
                                                      --------------------------
                                                      Robert C. Turnham, Jr.

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2004

                                                     /s/ W.M. Craig
                                                     ---------------------------
                                                     W.M. Craig

                                  SCHEDULE A-1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                         DLJ MERCHANT BANKING III, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the DLJ Merchant Banking III, Inc. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.


NAME                      BUSINESS ADDRESS            TITLE                                  CITIZENSHIP

Thompson Dean             Eleven Madison Avenue       Managing Partner and Board             United States
                          New York, NY 10010 USA      Member

Nicole Arnaboldi          Eleven Madison Avenue       Managing Director and Board            United States
                          New York, NY 10010 USA      Member

Carlos Garcia             Eleven Madison Avenue       Managing Director                      Argentina
                          New York, NY 10010 USA

Susan Schnabel            Eleven Madison Avenue       Managing Director                      United States
                          New York, NY 10010 USA

George R. Hornig          Eleven Madison Avenue       Managing Director and Board            United States
                          New York, NY 10010 USA      Member

Colin A. Taylor           Eleven Madison Avenue       Managing Director                      United States
                          New York, NY 10010 USA

Edward A. Poletti         Eleven Madison Avenue       Board Member and Principal             United States
                          New York, NY 10010 USA

                                  SCHEDULE A-2

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                 CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.



NAME                      BUSINESS ADDRESS            TITLE                                   CITIZENSHIP

George R. Hornig          Eleven Madison Avenue       Chief Operating Officer and Board       United States
                          New York, NY 10010 USA      Member

Edward A. Poletti         Eleven Madison Avenue       Chief Financial Officer                 United States
                          New York, NY 10010 USA

Nicole S. Arnaboldi       Eleven Madison Avenue       Chief Operating Officer Funds           United States
                          New York, NY 10010 USA      Management and Board Member

Kenneth J. Lohsen         Eleven Madison Avenue       Controller                              United States
                          New York, NY 10010 USA

Frank J. DeCongelio       Eleven Madison Avenue       Bank Account Officer                    United States
                          New York, NY 10010 USA

Bennett J. Goodman        Eleven Madison Avenue       Board Member                            United States
                          New York, NY 10010 USA


                                  SCHEDULE A-3

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                     CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.


NAME                       BUSINESS ADDRESS           TITLE                              CITIZENSHIP
----                       ----------------           -----                              -----------

Brian D. Finn              Eleven Madison Avenue      President, Chief Executive         United States
                           New York, NY 10010 USA     Officer and Board Member

Neil Moskowitz             Eleven Madison Avenue      Board Member and Managing          United States
                           New York, NY 10010 USA     Director

Eileen K. Murray           Eleven Madison Avenue      Board Member  and Managing         United States
                           New York, NY 10010 USA     Director

Peter E. Calamari          Eleven Madison Avenue      Managing Director                  United States
                           New York, NY 10010 USA

Frank J. DeCongelio        Eleven Madison Avenue      Managing Director and Bank         United States
                           New York, NY 10010 USA     Account Officer

Brady W. Dougan            Eleven Madison Avenue      Managing Director                  United States
                           New York, NY 10010 USA

John A. Ehinger            Eleven Madison Avenue      Managing Director                  United States
                           New York, NY 10010 USA

D. Wilson Ervin            Eleven Madison Avenue      Managing Director                  United States
                           New York, NY 10010 USA

Andrew B. Federbusch       Eleven Madison Avenue      Managing Director                  United States
                           New York, NY 10010 USA

James P. Healy             Eleven Madison Avenue      Managing Director                  United States
                           New York, NY 10010 USA

James E. Kreitman          Eleven Madison Avenue      Managing Director                  United States
                           New York, NY 10010 USA

Gary G. Lynch              Eleven Madison Avenue      Managing Director and              United States
                           New York, NY 10010 USA     General Counsel


                                       32

NAME                       BUSINESS ADDRESS           TITLE                              CITIZENSHIP
----                       ----------------           -----                              -----------

Robert C. O'Brien          Eleven Madison Avenue      Chief Credit Officer               United States
                           New York, NY 10010 USA

Adebayo O. Ogunlesi        Eleven Madison Avenue      Managing Director                  Nigeria
                           New York, NY 10010 USA

Neil Radey                 Eleven Madison Avenue      Managing Director                  United States
                           New York, NY 10010 USA

Jeffrey H. Salzman         Eleven Madison Avenue      Managing Director                  United States
                           New York, NY 10010 USA

Lewis H. Wirshba           Eleven Madison Avenue      Managing Director and              United States
                           New York, NY 10010 USA     Treasurer

Paul C. Wirth              Eleven Madison Avenue      Chief Financial and                United States
                           New York, NY 10010 USA     Accounting Officer

James C. Wood              Eleven Madison Avenue      Managing Director                  United States
                           New York, NY 10010 USA

                                  SCHEDULE A-4

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                        CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.


NAME                       BUSINESS ADDRESS           TITLE                               CITIZENSHIP
----                       ----------------           -----                               -----------

Brian D. Finn              Eleven Madison Avenue      Board Member, President and         United States
                           New York, NY 10010 USA     Chief Executive Officer

Neil Moskowitz             Eleven Madison Avenue      Board Member and Managing           United States
                           New York, NY 10010 USA     Director

Eileen K. Murray           Eleven Madison Avenue      Board Member and Managing           United States
                           New York, NY 10010 USA     Director

Frank J. DeCongelio        Eleven Madison Avenue      Bank Account Officer                United States
                           New York, NY 10010 USA

Brady W. Dougan            Eleven Madison Avenue      Managing Director                   United States
                           New York, NY 10010 USA

D. Wilson Ervin            Eleven Madison Avenue      Managing Director                   United States
                           New York, NY 10010 USA

Gary G. Lynch              Eleven Madison Avenue      Managing Director and               United States
                           New York, NY 10010 USA     General Counsel

Robert C. O'Brien          Eleven Madison Avenue      Managing Director and               United States
                           New York, NY 10010 USA     Chief Credit Officer

Adebayo O. Ogunlesi        Eleven Madison Avenue      Managing Director                    Nigeria
                           New York, NY 10010 USA

Carlos Onis                Eleven Madison Avenue      Managing Director                    United States
                           New York, NY 10010 USA

Neil Radey                 Eleven Madison Avenue      Managing Director                    United States
                           New York, NY 10010 USA

Jeffrey H. Salzman         Eleven Madison Avenue      Managing Director                    United States
                           New York, NY 10010 USA

Lewis H. Wirshba           Eleven Madison Avenue      Managing Director and                United States
                           New York, NY 10010 USA     Treasurer

Paul C. Wirth              Eleven Madison Avenue      Managing Director and Chief          United States
                           New York, NY 10010 USA     Accounting Officer and Controller


                                  SCHEDULE A-5

                              EXECUTIVE OFFICERS OF
                                THE CSFB ENTITIES

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the CSFB Entities. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.



NAME                       BUSINESS ADDRESS           TITLE                                      CITIZENSHIP
----                       ----------------           -----                                      -----------

Brady W. Dougan            Eleven Madison Avenue      Chief Executive Officer of CSFB            United States
                           New York, NY 10010 USA

Paul Calello               Eleven Madison Avenue      Chairman and Chief Executive Officer       United States
                           New York, NY 10010 USA     of the Asia-Pacific Region

Christopher Carter         Eleven Madison Avenue      Chairman of CSFB (Europe) Limited and      Great Britain
                           New York, NY 10010 USA     Global Investment Banking

Brian D. Finn              Eleven Madison Avenue      Co-President, Institutional Securities     United States
                           New York, NY 10010 USA

Bennett J. Goodman         Eleven Madison Avenue      Chairman and Managing Partner of           United States
                           New York, NY 10010 USA     Alternative Capital Division

James P. Healy             Eleven Madison Avenue      Co-Head of the Fixed Income Division       United States
                           New York, NY 10010 USA

Michael E. Kenneally       Eleven Madison Avenue      Chairman and Global Chief Executive        United States
                           New York, NY 10010 USA     Officer of CSAM

James E. Kreitman          Eleven Madison Avenue      Co-Head of the Equity Division             United States
                           New York, NY 10010 USA

Gary G. Lynch              Eleven Madison Avenue      Executive Vice Chairman and Global         United States
                           New York, NY 10010 USA     General Counsel

Eileen K. Murray           Eleven Madison Avenue      Head of Global Technology,                 United States
                           New York, NY 10010 USA     Operations and Product Control

Adebayo O. Ogunlesi        Eleven Madison Avenue      Executive Vice Chairman and Chief          Nigeria
                           New York, NY 10010 USA     Client Officer

Joanne Pace                Eleven Madison Avenue      Global Head of Human Resources             United States
                           New York, NY 10010 USA



                                       35

NAME                       BUSINESS ADDRESS           TITLE                                      CITIZENSHIP
----                       ----------------           -----                                      -----------

Richard E. Thornburgh      Eleven Madison Avenue      Executive Vice Chairman of the          United States
                           New York, NY 10010 USA     Executive Board

Jerry Wood                 Eleven Madison Avenue      Co-Head of the Fixed Income Division    United States
                           New York, NY 10010 USA

Neil Moskowitz             Eleven Madison Avenue      Chief Financial Officer                 United States
                           New York, NY 10010 USA

John S. Harrison          Eleven Madison Avenue       Managing Director                       United States
                          New York, NY 10010 USA

Tony Ehinger              Eleven Madison Avenue       Co-Head of the Equity Division          United States
                          New York, NY 10010 USA


                                  SCHEDULE A-6

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                         CREDIT SUISSE FIRST BOSTON LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Credit Suisse First Boston Corporation. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.




NAME                      BUSINESS ADDRESS             TITLE                                  CITIZENSHIP
----                      ----------------             -----                                  -----------

Brian Finn                Eleven Madison Avenue        Board Member, President and            United States
                          New York, NY 10010 USA       Chief Executive Officer

John A. Ehinger           Eleven Madison Avenue        Board Member                           United States
                          New York, NY 10010 USA

Jerome C. Wood            Eleven Madison Avenue        Board Member                           United States
                          New York, NY 10010 USA

Frank J. DeCongelio       Eleven Madison Avenue        Managing Director, Head of             United States
                          New York, NY 10010 USA       Operations and Bank Account
                                                       Officer

Gary G. Lynch             Eleven Madison Avenue        Managing Director and General          United States
                          New York, NY 10010 USA       Counsel

Paul J. O'Keefe           Eleven Madison Avenue        Chief Financial Officer                United States
                          New York, NY 10010 USA

Lewis H. Wirshba          Eleven Madison Avenue        Treasurer                              United States
                          New York, NY 10010 USA



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